FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 4, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Highlights

The Royal Bank of Scotland Group plc (RBS) reports a third quarter operating profit(1) of £267 million and a year to date operating profit of £2,138 million, up 15%
RBS core operating profit of £1,264 million in the third quarter and £5,033 million year-to-date
Q3 attributable profit of £1,226 million after fair value of own debt credit of £2,357 million
Strong Core Tier 1 ratio increases to 11.3%; TNAV increases to 52.6p
Funding and liquidity metrics continue to strengthen; loan:deposit ratio 112%, liquidity pool of £170 billion

Key highlights

RBS successfully focused on maintaining a strong balance sheet during the volatile and uncertain macroeconomic environment experienced in the third quarter. Capital, funding and liquidity metrics improved and remain robust. The decline in Core operating performance reflects a challenging quarter in Global Banking & Markets (GBM), which maintained a cautious risk appetite in a very subdued operating environment. Retail & Commercial maintained income in the quarter, and year-to-date profits for these businesses were up 9%. RBS Insurance maintained and built on its recovery, and Non-Core made further progress. Non-Core is on course to meet its year-end target of £96 billion of funded assets, a reduction of over £40 billion during 2011. Core return on equity year-to-date is 12% despite continuing market, economic and regulatory headwinds.

•
Income - Group income was £6,358 million in the third quarter, down 18% compared with the second quarter, driven by a decline in Non-Core income of over £900 million as valuation gains reported in the second quarter were not repeated. GBM income was down 29% at £1.1 billion in the third quarter, reflecting a cautious risk appetite and difficult market conditions.

•
Expenses - Group third quarter operating expenses were £3,821 million, down 2% from the second quarter and down 6% year to date. The cost:income ratio was 62% in Core and 68% for the Group, reflecting the weaker revenue environment.

•
Impairments - Impairments were £1,536 million in Q3 2011, down £728 million compared with Q2 2011 principally driven by lower provisions in Non-Core, which in Q2 2011 had recorded substantial provisions in respect of Irish development land values. Trends in most divisions remain broadly stable and comparable with the previous quarter.

•
Balance sheet - The Group funded balance sheet fell by £16 billion during the quarter, with Non-Core down £8 billion and GBM down £20 billion. This was partially offset by an increase of £15 billion within Group Treasury due to a planned increase in the liquidity pool. The credit provision and coverage of risk elements in lending were maintained at Q2 levels.

•
Funding and liquidity - The Group loan:deposit ratio (LDR) improved 200 basis points to 112%, with Core LDR at 95%. The Group has met its £23 billion 2011 term funding issuance target, and has increased its liquidity portfolio to £170 billion.

•
Capital - Core Tier 1 ratio has improved further to 11.3%, with gross risk-weighted assets (RWAs) down by £17 billion in the quarter. The implementation of CRD 3 and Basel III is now expected to result in uplifts to RWAs some £20 billion lower than previous estimates, due to mitigation, restructuring and continuing risk reduction in both GBM and Non-Core. Tangible equity increased by over £2 billion to £58 billion and TNAV increased by 2.3p to 52.6p, primarily as a result of FVOD.

Note:
(1)
Operating profit/(loss) before tax, movements in the fair value of own debt (FVOD), Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and related interest rate hedge adjustments, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax and RFS Holdings minority interest. Statutory operating profit before tax of £1,210 million for the nine months ended 30 September 2011.

Key financial data

	Quarter ended			Nine months ended
	30 September 2011	30 June 2011	30 September 2010	30 September 2011	30 September 2010
	£m	£m	£m	£m	£m

Core
Total income (1)	6,312	6,789	7,047	20,648	22,560
Operating expenses (2)	(3,498)	(3,557)	(3,535)	(10,853)	(10,854)
Insurance net claims	(696)	(703)	(998)	(2,183)	(3,109)
Operating profit before impairment losses (3)	2,118	2,529	2,514	7,612	8,597
Impairment losses (4)	(854)	(853)	(782)	(2,579)	(2,850)
Core operating profit (3)	1,264	1,676	1,732	5,033	5,747

Non-Core operating loss (3)	(997)	(858)	(1,006)	(2,895)	(3,889)

Group operating profit (3)	267	818	726	2,138	1,858

Fair value of own debt	2,357	339	(858)	2,216	(408)
Asset Protection Scheme credit default swap - fair value changes	(60)	(168)	(825)	(697)	(825)
Payment Protection Insurance costs	-	(850)	-	(850)	-
Sovereign debt impairment	(142)	(733)	-	(875)	-
Other items (5)	(418)	(84)	(603)	(722)	(1,016)

Profit/(loss) before tax	2,004	(678)	(1,560)	1,210	(391)

Profit/(loss) attributable to ordinary and B shareholders	1,226	(897)	(1,146)	(199)	(1,137)

Memo: APS after tax cost (6)	(44)	(123)	(594)	(512)	(594)

	30 September 2011	30 June 2011	31 December 2010

Capital and balance sheet
Total assets	£1,608bn	£1,446bn	£1,454bn
Funded balance sheet (7)	£1,035bn	£1,051bn	£1,026bn
Loan:deposit ratio (Group) (8)	112%	114%	117%
Loan:deposit ratio (Core) (8)	95%	96%	96%
Core Tier 1 ratio	11.3%	11.1%	10.7%
Tangible equity per ordinary and B share (9)	52.6p	50.3p	51.1p

Notes:
(1)
Excluding movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, gain on redemption of own debt, strategic disposals and RFS Holdings minority interest.

(2)	Excluding Payment Protection Insurance costs, amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and RFS Holdings minority interest.
(3)
Operating profit/(loss) before tax, movements in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, Payment Protection Insurance costs, sovereign debt impairment and other items (see Note 5 below).

(4)	Excluding sovereign debt impairment and related interest rate hedge adjustments.
(5)
Other items comprise amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, RFS Holdings minority interest and interest rate hedge adjustments on impaired available-for-sale government bonds. Refer to page 16 of the main announcement for further details.

(6)	Asset Protection Scheme credit default swap - fair value changes, net of tax.
(7)	Funded balance sheet is total assets less derivatives.
(8)	Net of provisions.
(9)	Tangible equity per ordinary and B share is total tangible equity divided by number of ordinary and B shares in issue.

Comment

Stephen Hester, Group Chief Executive, commented:

"RBS's third quarter results show the improved strength and resilience we have built up since 2008.  They also highlight the external pressures facing banks, and economies more broadly, which are making the road to recovery longer and bumpier than hoped for.

Service to customers remains at the top of RBS's agenda. We care about our customers and the communities we serve and are part of. Across our businesses we have both the means and the will to meet creditworthy demand with lending and other support. We provided £28.5 billion of new lending in Q3 across both UK businesses and personal mortgages, again exceeding our natural customer market shares in each segment.

In the face of eurozone turmoil and economic slowdown RBS has sustained its restructuring momentum. Our Core Tier 1 capital ratio is strong. Our loan:deposit ratio improved again, as did our liquidity position. Non-Core run-down is on-track for year end targets. Impairment charges fell, especially in Ireland.

In common with other banks, the picture on profitability is mixed. Our Retail & Commercial businesses are holding up well with 16% return on equity for the quarter, excluding Ulster Bank. Forward momentum will be challenging, however, until the economies we serve see stronger growth. Our investment bank was only modestly profitable in the third quarter, performing in line with competitors. While we have been pleased with GBM's risk management in volatile markets, we expect difficult conditions to continue in Q4. Losses in Non-Core are coming down year by year but will remain significant and volatile for a while longer.

RBS will take clear action to adjust strategy where needed in the light of new economic and regulatory realities. The foundation established since 2009 helps us immeasurably. The path ahead is navigable, and we are committed to delivering the best of RBS for customers and shareholders."

Highlights

Third quarter results summary
The Royal Bank of Scotland Group (RBS or the Group) reported an operating profit(1) of £267 million in the third quarter of 2011. Operating profit for the first nine months of 2011 was £2,138 million, compared with £1,858 million in the same period of 2010.

The result reflects a challenging and uncertain economic environment, with the Group adopting a cautious approach by reducing its risk appetite and ensuring a strong and liquid balance sheet. The Group liquidity buffer was expanded from £155 billion to £170 billion and deposit growth remained a key strategic target, with the Group loan:deposit ratio improving to 112%, compared with 126% at 30 September 2010. Total funded assets were down £16 billion from Q2 and £44 billion from Q3 2010. Average value-at-risk in the Group's Core businesses was £58.3 million in Q3 2011 compared with £123.8 million in Q3 2010.

Retail & Commercial profitability was impacted by increased funding costs and impairments remaining high, particularly in Ulster Bank. Year-to-date return on equity was 17% excluding Ulster Bank, compared with 13% in the same period of 2010. In GBM, however, the subdued operating environment and lower risk appetite led to a year-to-date return on equity of 11%, compared with 19% in the prior year. Total Core return on equity in the first nine months was 12%, compared with 14% for the comparable period of 2010.

Non-Core kept up good progress, reducing its funded balance sheet by £8 billion during Q3 2011 to £105 billion. The division remains on course to meet its year-end asset target of £96 billion.

Significant non-operating items during Q3 2011 included a gain of £2,357 million on movements in the fair value of own debt, as the volatile market conditions led to a significant widening in the Group's credit spreads during the quarter. This compared with a gain of £339 million in Q2 2011 and a charge of £858 million in Q3 2010. An additional impairment of £142 million was booked against the Group's holdings of Greek sovereign bonds, which were marked at 37% of par value as at 30 September 2011. A further charge of £60 million (compared with £168 million in Q2 2011) was recorded in respect of the Asset Protection Scheme (APS), which is accounted for as a derivative, with changes in fair value booked each quarter. The cumulative APS charge now stands at £2.2 billion.

After these and other charges RBS recorded a pre-tax profit of £2,004 million, compared with a loss of £678 million in Q2 2011. Profit before tax for the first nine months of 2011 was £1,210 million, compared with a loss of £391 million in the prior year.

Net of tax and minority interests, Q3 2011 attributable profit was £1,226 million, compared with an attributable loss of £897 million in the second quarter.

Income
Group income totalled £6,358 million in Q3 2011, down 18% from the second quarter, driven primarily by a decline in Non-Core income as valuation gains booked in Q2 2011 were not repeated. Retail & Commercial income was flat at £4,171 million, with growth in US Retail & Commercial, Global Transaction Services and Ulster Bank offset by declines in UK Retail and UK Corporate. GBM income was 29% lower at £1,099 million, reflecting a cautious risk appetite in view of the difficult market conditions.

(1)	As defined on page i.

Highlights (continued)

Third quarter results summary (continued)

Income (continued)
Net interest income was 5% lower at £3,078 million with lower loan balances (reflecting in particular Non-Core run-off) and Group net interest margin (NIM) narrowing to 1.84% from 1.97% in the second quarter. Group margin was negatively affected by the cost of carrying higher liquidity reserves and central bank balances, along with lower yield on Non-Core assets due to run-off of high earning assets and lack of interest recoveries in the quarter. Retail & Commercial NIM was resilient, falling just 3 basis points to 3.19%, principally reflecting the impact of lower rates on current account balances, as well as competitive deposit pricing.

Non-interest income declined by 28% to £3,280 million, principally reflecting lower trading income in Non-Core, where valuation gains booked in the second quarter were not repeated, and where fair value losses were incurred on some portfolios as a result of the volatile market conditions. In addition, GBM non-interest income was 33% lower at £925 million, reflecting depressed primary market volumes and limited opportunities in the secondary market.

Expenses
Group expenses totalled £3,821 million in Q3 2011, down 2% from Q2 and 7% from Q3 2010. The reduction in expenses was largely driven by reduced compensation accruals in GBM. Retail & Commercial costs were flat in the third quarter and down 2% compared with Q3 2010.

The Group cost:income ratio was 68% and the Core cost:income ratio 62%, reflecting the subdued operating environment. Retail & Commercial held its cost:income ratio stable.

Given the economic outlook and difficult trading environment, we are actively working on further cost initiatives across the Group.

Impairments
Impairments fell by 32% from the prior quarter, principally due to reduced charges in Non-Core, which had recorded substantial additional provisions relating to development land values in its Irish portfolios during Q2 2011. Core impairments of 0.8% of loans and advances to customers were flat with Q2 2011. Across the Group, Irish impairments fell sequentially from £1,251 million in Q2 2011 to £610 million in Q3 2011, paced by lower Non-Core impairments. Core Ulster Bank impairments remained high reflecting the difficult economic environment in Ireland with elevated default levels across both mortgage and other corporate portfolios.

Balance sheet
The Group funded balance sheet fell by £16 billion during the quarter to £1,035 billion, with Non-Core down £8 billion to £105 billion and GBM down £20 billion to £399 billion. This was partially offset by an increase of £15 billion in cash balances at central banks held by Group Treasury for liquidity purposes. Loan growth in Core Retail & Commercial businesses was limited, with customer credit demand remaining subdued in the face of an uncertain economic outlook.

The reduction in Non-Core assets was driven by £4 billion of run-off and £3 billion of disposals, with another £1 billion of deals signed but not yet completed at the end of the quarter. The division remains on target to reduce third party assets to about £96 billion by the end of 2011.

Highlights (continued)

Third quarter results summary (continued)

Balance sheet (continued)
The Group continues to be vigilant, and carefully monitors and controls country risk and exposures. Eurozone peripheral sovereign exposures have been substantially reduced and are at modest levels. Total exposures to central and local governments in Portugal, Greece, Italy, Spain and the Republic of Ireland have been reduced in 2011 from £4.6 billion to £1.1 billion (see pages 132 to 140). Our exposure to the Republic of Ireland is substantially funded domestically and is domiciled primarily in Ulster Bank, an in-market bank which has been established 175 years.

Funding and liquidity
The Group's prudent approach during the third quarter's uncertain market conditions was reflected in its strong funding and liquidity metrics. The Group loan:deposit ratio (LDR) improved again from 114% to 112%. The Core LDR also improved on the second quarter to 95%, principally reflecting a £5 billion increase in deposits.

Short-term wholesale funding levels remained stable and the Group continues to access the markets as required, although consistent with the overall market, tenors are shorter. RBS has completed its £23 billion term funding issuance target for 2011, successfully issuing in the secured and private markets during the third quarter and October despite difficult market conditions. We will look to access the term markets opportunistically over the remainder of the year.

The Group decided to increase its liquidity portfolio from £155 billion to £170 billion in view of the uncertain market environment. This portfolio substantially exceeds short-term wholesale funding, excluding derivatives collateral, of £141 billion.

Capital
The Core Tier 1 ratio remained strong at 11.3%. While gross risk-weighted assets (which excludes the benefit provided by APS) fell by £17 billion to £512 billion, this impact was partially offset by the attributable loss of £593 million, excluding FVOD.

The Group's TNAV increased from 50.3p to 52.6p during the quarter reflecting the reported attributable profit as well as positive movements in the available-for-sale (AFS) and cash flow hedging reserves, reflecting the decline in long-term interest rates.

Strategy
2011 marks the halfway point of the Group's five year recovery plan, adopted in 2009. Our plan's three primary goals are to restore RBS to financial strength and stability; to support customers well (and better) across the Group's core businesses; and to rebuild value for shareholders from the nadir reached in January 2009.

RBS's structural approach to these tasks has worked well. The identification of Core businesses to drive the Group's recovery has been validated; the customer franchises have shown their strength. The Non-Core bank as the primary vehicle of risk reduction and reduction in strategic scope has also paid off.

Highlights (continued)

Third quarter results summary (continued)

Strategy (continued)
The RBS Strategic Plan has met or exceeded all material targets to date. Over £600 billion of assets have come off the balance sheet. Capital and funding ratios have been transformed. £32 billion of pre-impairment profits have been generated by the Core businesses since the Plan's inception. These have been necessary to absorb the loan losses and restructuring costs incurred in dealing with the Bank's legacy risk positions, a task that is well advanced but by no means finished.

At the same time, customer support has been uninterrupted and is improving in key areas. UK customer satisfaction has risen and is at the top end of competitor ratings, though further improvement remains important. Lending has been made available to meet demand, with RBS increasing market share in UK mortgages. In SME lending, the latest figures show RBS exceeding 40% of UK lending despite a much lower "natural" share of customer relationships (in the 20-30% range). We remain the only UK bank to guarantee the price and availability of SME overdraft facilities.

Our Strategic Plan has anticipated many of the challenges in our operating environment and has proved resilient. However, two important developments require additional strategic response.

Now that the Independent Commission on Banking (ICB) has published its final report, the future shape of UK banking regulation has become clearer. The Government's formal response to the ICB is expected in December, but it has already indicated that it intends to implement the ICB's recommendations, including the creation of a ring fence between different banking activities, and RBS is preparing for that outcome.

Clearly, extensive engagement will be needed between Government, regulators and industry to sort out the myriad of operational details that are inherent in proposals on this scale and then to implement them. We anticipate that it will take most of the scheduled adjustment period to complete this.

At the same time, the outlook for economic growth has been downgraded. Interest rates are likely to remain low for longer than originally forecast and markets appear likely to remain volatile for some time. We expect that unsecured wholesale funding availability for banks generally will remain scarcer and more expensive than in the past even when current uncertainties subside. The impact of these challenges will be felt by all banks.

Taken together, the impact of the ICB's ring-fencing proposals and changes in market and economic outlook will result in a further shift in the balance of RBS towards its retail and commercial businesses. It will drive a further shift in the Bank's funding model to even greater deposit focus. We will pursue additional cost cutting to reduce the impact on customers and shareholders of the regulatory and market developments. We do expect that the higher equity capital requirements and other changes to funding structure that the ICB measures entail will be met organically during the adjustment period.

RBS anticipates that it may take some years for the full implications of the ICB to be clear. It will also take time for the path of economic recovery to be more positive. This will mean RBS's own restructuring is likely to take longer to produce the targeted results and those results will be impacted by these external events.

Highlights (continued)

Third quarter results summary (continued)

Strategy (continued)
RBS remains on course to meet or exceed its extant targets for capital, risk and balance sheet, and committed to the goal of all its businesses being capable of generating returns in excess of their cost of equity. Achievement of return on equity consistent with this goal and the related cost:income ratio is likely to take longer than the 2013 date originally envisaged.

Key Measures	Worst point	YTD 2010	YTD 2011	2013 Target

Value drivers		Core	Core	Core
• Return on equity (1)	(31%)(2)	14%	12%	>15%
• Cost:income ratio (3)	97%(4)	56%	59%	<50%

Risk measures		Group	Group	Group
• Core Tier 1 ratio	4%(5)	10.2%	11.3%	>8%
• Loan:deposit ratio	154%(6)	126%	112%	c.100%
• Short-term wholesale funding (7)	£297bn(8)	£139bn	£141bn	<£125bn
• Liquidity portfolio (9)	£90bn(8)	£151bn	£170bn	c.£150bn
• Leverage ratio (10)	28.7x(11)	18.0x	17.5x	<20x

Notes:
(1)       Based on indicative Core attributable profit taxed at 28% and Core average tangible equity per the average balance sheet (c.75% of Group tangible equity based on RWAs at 30 September 2011);
(2)       Group return on tangible equity for 2008;
(3)       Cost:income ratio net of insurance claims;
(4)       Year ended 31 December 2008;
(5)       As at 1 January 2008;
(6)       As at October 2008;
(7)       Excluding derivatives collateral;
(8)       As at December 2008;
(9)       Eligible assets held for contingent liquidity purposes including cash, Government issued securities and other eligible securities with central banks;
(10)     Funded tangible assets divided by total Tier 1 capital;
(11)     As at June 2008.

Highlights (continued)

Third quarter results summary (continued)

Customer franchises
RBS Group is committed to supporting customers well. Improving the services the Group provides its customers and improving the way in which those services are provided are key to achieving this.

During the quarter UK Retail was awarded the "Best Financial Services Contact Centre in the UK" and "Best Large Contact Centre Organisation" accolades at the annual Customer Service Awards. To be recognised in this way is an important milestone in the division's transformation programme, begun in 2010, and acts as further motivation in achieving its goal of becoming the UK's most Helpful Bank.

Global Transaction Services (GTS) and Citizens both launched new products aimed at helping their customers manage their money better and more efficiently. GTS customers can now benefit from a product improving their ability to effectively manage cash positions and make successful liquidity and investment decisions while, in the US, Citizens focused on the specific needs of its small business customers. The launch of its expense management product follows on from a mobile cash management product launched during Q2 and allows business owners to track spend on cards issued by the business in real time and set limits for employee spending.

UK Corporate continued to promote its customer promise under the banner of Ahead for Business. By the end of Q3 for example, in addition to their regular customer visits, our relationship managers had spent over 600 additional days working in our customers' businesses, to better understand how these businesses work and support them through the pressures and challenges they face, under our Working With You programme.

In the current difficult markets it is especially important that customers are able to monitor their money and for GBM customers with money invested in turbulent markets this can be especially important. In September, GBM launched RBS Agile, an automated trading tool which uses client specified criteria to enact hedging trades as required, helping customers to automatically manage their foreign exchange risk and strategy.

The Group recognises that there will always be more to achieve in customer satisfaction and product innovation but by focusing on the things that really matter to customers, it is moving in the right direction.

UK Lending
Q3 2011 was a difficult quarter for UK businesses, with weak macroeconomic news flows and the continuing sovereign debt crisis in the eurozone affecting confidence in future prospects and growth opportunities. In these conditions, RBS remains committed to serving its customers and the UK economy as a whole.

In Q3 2011 RBS provided a total of £24.5 billion of new lending to UK business customers - more than £375 million every working day. That brings total new lending in the first nine months of 2011 to £68.7 billion.  These totals lead the industry, substantially exceed RBS's 'natural' share of customer relationships and underpin the Bank's demonstrable commitment to supporting customers.

Highlights (continued)

Third quarter results summary (continued)

UK Lending (continued)
Third quarter new business lending comprised £10.0 billion of new loans and facilities to mid and large corporates, £4.1 billion of mid-corporate overdraft renewals, £8.1 billion of new loans and facilities to SMEs and £2.3 billion of SME overdraft renewals. New SME lending in the first nine months of the year totalled £30.7 billion (£23.6 billion of new loans and facilities and £7.1 billion of overdraft renewals).

The overall pattern of credit demand remained similar to the previous quarter. Mid and large corporate demand was robust and largely driven by refinancing, with businesses taking advantage of longer tenors available and opportunistically refinancing 2010 facilities at lower margins. Demand from SMEs remained more muted, with loan applications during the quarter down 12% from the prior year at 68,000. Approval rates remained above 85%.

Most businesses remained focused on deleveraging. Repayments in the mid and large segments remained significant in the quarter, although mid corporate drawn balances remained stable in the quarter.

SMEs also continued to pay down existing debt and focus on building up their cash balances, with Core drawn balances overall falling by 2% in the quarter and overall credit balances increasing £2 billion since the beginning of 2011. Overdraft utilisation remained below 50%, as it has consistently been since February 2010.  In Q3 2011, average price of new SME lending was generally stable, averaging 3.77%.

RBS continues with a range of measures to reinforce SMEs' confidence that it is open for business including:

•	An overdraft price promise, which has seen SME customers save more than £250 million since it was introduced in November 2008.

•	Committed overdrafts (most banks' overdrafts can be withdrawn on demand).

•	Experienced specialist bankers to support struggling companies.

•	Business support seminars for exporters.

•	A Business Hotline, which will review the decision if a business has been turned down for a loan, by RBS or another bank.
•	A Start-up Hotline, which provides advice for those considering starting up their own business.

•	Targeted industry funds, focusing on areas such as franchising, manufacturing and renewable energy.

On 3 November the Group launched a new loan product to support its SME customers with low fixed interest rates, no early repayment charges and, for a limited three month period, no initial fees. This offer responds to small businesses' increasing concerns about investing in the face of significant uncertainty. This is part of our efforts to instil confidence in our small business customers and encourage them to speak to us about their investment plans.

Highlights (continued)

Third quarter results summary (continued)

UK Lending (continued)
Additionally, in the immediate aftermath of the August riots in London and other parts of England, the Group was quick to recognise the extra support its customers might need as a result, providing £10 million of interest free and fee-free loans to business customers affected by the rioting. RBS also contributed to the "High Street Fund", in conjunction with other UK banks, to provide free cash support to small, independent traders to help them make repairs and get back to business.

RBS also recognises the importance of providing mortgage lending to UK consumers. Gross new lending in Q3 2011 increased by 5% compared with Q2 to £4.0 billion. In the first nine months of 2011 net mortgage lending to UK households increased by over £3.8 billion to £103.1 billion. One in five of the new mortgages provided by the Group during Q3 2011 was to first time buyers. RBS continues to provide more new mortgage lending than its historic market share.

Outlook
External market and economic conditions in Q4 are expected to remain challenging. RBS will continue to prioritise a strong balance sheet with an appropriate capital, funding and liquidity position.

We anticipate trends in our Core businesses broadly consistent with the third quarter. We expect to accelerate some Non-Core disposal losses to reduce RWAs in partial mitigation of Basel III implementation. Headline results will also be affected by volatility of own debt valuations and other non-operating items.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' presentation
The Royal Bank of Scotland Group will be hosting a conference call and live audio webcast following the release of the results for the quarter ended 30 September 2011. The details are as follows:

Date:	Friday 4 November 2011
Time:	9.00am UK time
Webcast:	www.rbs.com/ir
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

Slides
Slides accompanying this document, which will not be formally presented at the analysts' conference call, will be available on www.rbs.com/ir.

Financial supplement
A financial supplement will be available on www.rbs.com/ir. This supplement shows published income and balance sheet financial information by quarter for the last nine quarters to assist analysts for modelling purposes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 4 November 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary